Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

Partners Group Next Generation Infrastructure, LLC

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees to be Paid	(1)	$14,300,000.00	0.0001381	$1,974.83

Total Transaction Valuation:		$14,300,000.00
Total Fees Due for Filing:				$1,974.83
Total Fees Previously Paid:				0.00
Total Fee Offsets:				0.00
Net Fee Due:				$1,974.83

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Offering Note(s)

(1)	Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase prices for shares of beneficial interest.Calculated at $138.10 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, asmodified by Fee Rate Advisory No. 1 for fiscal year 2026.